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                              January 12, 2023

       Ramzi Haidamus
       Chief Executive Officer
       PepperLime Health Acquisition Corp
       548 Market Street, Suite 97425
       San Francisco, CA 94104

                                                        Re: PepperLime Health
Acquisition Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 17,
2022
                                                            File No. 001-40915

       Dear Ramzi Haidamus:

               We have reviewed your December 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 12, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Note 7. Redeemable Class A Ordinary Shares and Shareholders' Deficit, page F-15

   1. We note your confirmation in response to comment 1 that the terms of the private warrants do not change
depending on the holder. Please reconcile this to your disclosure on page F-16 that
states "[i]f the Private Placement Warrants are held by someone other than the Initial
Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by
the Company and exercisable by such holders on the same basis as the Public Warrants."
In your response, compare the terms of exercise applicable to initial holders of the private
warrants and the terms of exercise applicable to holders of the public warrants.
 Ramzi Haidamus
FirstName
PepperLimeLastNameRamzi     Haidamus
            Health Acquisition Corp
Comapany
January 12,NamePepperLime
           2023              Health Acquisition Corp
January
Page 2 12, 2023 Page 2
FirstName LastName
General

2. We note your response to comment 2 which indicates that your Sponsor has substantial ties to non-U.S. persons, and certain of the members of the Board are non-U.S. persons.
         Please revise your proposed risk factor disclosure in future filings to include the substance provided in your response letter, specifically the fact that members of your Board are non-
         U.S. persons, so that investors have necessary context to assess the risk you disclose.



       You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at
(202) 551-3429
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction